

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

November 18, 2009

<u>Via U.S. Mail</u>

Mr. James A. Simms
Chief Financial Officer
Vicor Corporation
25 Frontage Road,
Andover, MA 01810

> **Re: Vicor Corporation**
> **Form 10-K for the Year Ended December 31, 2008**
> **   Filed March 13, 2009**
> **File No. 000-18277**

Dear Mr. Simms:

    We have completed our review of your Form 10-K and related filings and have no further comments at this time.

> Sincerely,

> Kevin L. Vaughn
> Accounting Branch Chief